Exhibit 12.1

American Tire Distributors Holdings, Inc.

Statement Regarding: Computation of Ratio of Earnings to Fixed Charges

(Amounts in thousands, except ratio amounts)

	Predecessor						Successor
	Twelve months Ended December 30, 2006 (unaudited)		Twelve months Ended December 29, 2007 (unaudited)	Twelve months Ended January 3, 2009 (unaudited)	Twelve months Ended January 2, 2010 (unaudited)	Five months Ended May 28, 2010 (unaudited)	Seven months Ended January 1, 2011 (unaudited)
Consolidated pretax income (loss) from operations	$(6,089)		$4,240	$21,044	$12,258	$(51,303)	$(59,607)
Interest	60,065		61,633	59,169	54,415	32,669	37,391
Interest portion of rent expense	9,957		11,169	12,390	15,822	6,599	9,738

Earnings	$63,933		$77,042	$92,603	$82,495	$(12,035)	$(12,478)

Interest	$60,065		$61,633	$59,169	$54,415	$32,669	$37,391
Interest portion of rent expense	9,957		11,169	12,390	15,822	6,599	9,738

Fixed Charges	$70,022		$72,802	$71,559	$70,237	$39,268	$47,129

Ratio of Earnings to Fixed Charges	—	(a)	1.06	1.29	1.17	— (b)	— (c)

(a)	In the twelve months ended December 30, 2006, earnings were insufficient to cover fixed charges by $6.1 million
(b)	In the five months ended May 28, 2010, earnings were insufficient to cover fixed charges by $51.3 million
(c)	In the seven months ended January 1, 2011, earnings were insufficient to cover fixed charges by $59.6 million